

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

Via E-mail
Mr. George Paquet
President and Chief Executive Officer
Future Energy, Corp.
840 23rd Street
St. Georges, Quebec G5Y 4N6 Canada

Re: Future Energy, Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed December 13, 2011
File No. 333-170201

Dear Mr. Paquet:

        We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Properties, page 25

1.   We note your response to comment 4 from our letter dated November 10, 2011, and reissue such comment in part. Please provide the disclosures required by Item 1204 of Regulation S-K. In that regard, we note your response that you have no reserve report, but it is not clear why the disclosure required by Item 1204 would require a reserve report.

Financial Statements, page F-1

2.   We note your financial statements are no longer current. Please amend your filing to include updated interim financial statements as necessary to comply with Rule 8-08 of Regulation S-X. Please also update your management's discussion and analysis of financial condition and results of operations to address the interim period.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Laura Nicholson at (202) 551-3584, or the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Luis Carillo, Esq.